Exhibit 99.1

CREDIT SUISSE
Eleven Madison Avenue New York, NY 10010 USA	Telephone +1 212 325 5200 Fax +1 212 325-6665

Media Release

Credit Suisse AG Announces the Exercise of its Right to Call its Credit Suisse X-Links® Multi-Asset High Income ETNs

New York May 21, 2020 Credit Suisse AG (“Credit Suisse”) announced today that it has exercised its right to call its Credit Suisse X-Links® Multi-Asset High Income ETNs (“MLTI” or the “ETNs”).

As described in the related pricing supplement for MLTI (the “Pricing Supplement”), Credit Suisse, as the issuer of the ETNs, may, at its option, call all issued and outstanding units of MLTI. Credit Suisse has exercised this right by delivering a call notice via the Depository Trust Company on May 21, 2020. The call settlement date is expected to be June 12, 2020.

On the call settlement date set forth above, MLTI investors will receive a cash payment per ETN in an amount equal to the call settlement amount. The call settlement amount will be calculated on the call valuation date of June 9, 2020 in accordance with the terms of the ETNs as set forth in the Pricing Supplement. The call settlement amount will include MLTI’s coupon amount, if any, with respect to the scheduled coupon valuation date of May 29, 2020.

As of today, Credit Suisse will no longer issue new units of MLTI.

Credit Suisse expects that NYSE Arca will allow MLTI to continue to trade until June 11, 2020. Investors who buy MLTI at any time for an amount that is greater than the call settlement amount (including paying any premium to the call settlement amount, once this amount has been determined) will suffer a loss on their investment. Furthermore, investors who sell MLTI at any time for an amount that is less than the call settlement amount (including selling at any discount to the call settlement amount, once this amount has been determined) will suffer a loss. In either case, such loss could be significant. Investors will not receive any other compensation or amount for the loss of the investment opportunity of holding MLTI and investors may be unable to invest in other securities with a similar level of risk and/or that provide a similar investment opportunity as MLTI.

None of the other ETNs offered by Credit Suisse are affected by this announcement. All dates referenced above are subject to change, including postponement due to certain events.

Title of ETN	Ticker Symbol	ETN CUSIP
Credit Suisse X-Links® Multi-Asset High Income ETN	MLTI	22539T399

Press Contacts

Karina Byrne, Credit Suisse AG, telephone +1 212 538 8361, karina.byrne@credit-suisse.com
Credit Suisse ETNs

Telephone +1 800 320 1225, ETN.Desk@credit-suisse.com

Credit Suisse AG

Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). Our strategy builds on Credit Suisse's core strengths: its position as a leading wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. Credit Suisse employs approximately 48,500 people. The registered shares (CSGN) of Credit Suisse AG's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.